Exhibit 99.5

Press Release

HARVEST OPERATIONS ANNOUNCES NOTICE OF REDEMPTION OF THE 7.25%
CONVERTIBLE UNSECURED DEBENTURES DUE FEBRUARY 2014

Calgary, Alberta – March 1, 2013: Harvest Operations Corp. (“Harvest” or the “Company”) (HTE.DB.E, HTE.DB.F and HTE.DB.G) is pleased to announce that on April 2, 2013 (the “Redemption Date”) it will redeem the $60,050,000 principal amount of its 7.25% convertible unsecured subordinated debentures (the “2014 Debentures”) scheduled to mature on February 28, 2014. The 2014 Debentures are listed for trading on the Toronto Stock Exchange under the trading symbol "HTE.DB.F" Upon redemption, Harvest will pay to the holders of 2014 Debentures the redemption price equal to the outstanding principal amount of the 2014 Debentures to be redeemed together with all accrued and unpaid interest thereon up to, but excluding the Redemption Date, for a total of $1,006.5547 per $1,000 principal amount of 2014 Debentures. The 2014 Debentures will cease to bear interest from and after the Redemption Date.

The redemption will be effected in accordance with the terms and definitions of the trust indenture and supplemental indenture governing the 2014 Debentures.

Harvest expects that holders would no longer want to convert debentures as the conversion price of C$10 cash replaced the conversion into trust units. A holder who converts any Harvest debentures today will receive, in exchange for their converted debentures, a cash payment that is less than the principal amount converted. Holders of debentures are urged to consult their own financial advisors with respect to any conversion or other investment decisions in respect of their debentures.

Debenture holders who are not directly the registered holder of Harvest debentures should contact the financial institution, broker or other intermediary through which they hold their debentures to discuss the receipt of their redemption proceeds.

HARVEST PROFILE

Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation (KNOC). Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with the exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments. Harvest's outstanding debentures are traded on the TSX under the symbols HTE.DB.E, HTE.DB.F and HTE.DB.G.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

INVESTOR & MEDIA CONTACTS:

Investor Relations
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178

CORPORATE HEAD OFFICE:

Harvest Operations Corp.
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca